Form 51-102F3
Material Change Report

Item 1             Name and Address of Company

Canplats Resources Corporation
#1180 – 999 West Hastings Street
Vancouver, BC V6C 2W2

Item 2             Date of Material Change

October 22, 2007

Item 3             News Release

The news release dated October 22, 2007 was disseminated through Marketwire.

Item 4             Summary of Material Change

Canplats Resources Corporation (“Canplats”) reported the discovery of significant gold, silver and base metal mineralization over a widespread area known as the Represa Zone within the recently staked Camino Rojo property, located in Zacatecas State, Mexico.  This new discovery was a result of ongoing regional exploration activities by Canplats.

Item 5             Full Description of Material Change

5.1  Full Description of Material Change

See attached news release dated October 22, 2007.

5.2  Disclosure for Restructuring Transactions

Not applicable.

Item 6             Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7             Omitted Information

Not applicable.

Item 8            Executive Officer

Joseph J. Ovsenek, Assistant Corporate Secretary
604.689.3846

Item 9             Date of Report

Dated at Vancouver, BC, this 22nd day of October, 2007.

October 22, 2007	TSX Venture Symbol: CPQ

CANPLATS DISCOVERS SIGNIFICANT NEW PROSPECT IN MEXICO

Vancouver, B.C. – Canplats Resources Corporation (TSX Venture: CPQ) is pleased to report the discovery of significant gold, silver and base metal mineralization over a widespread area known as the Represa Zone within the recently staked Camino Rojo property, located in Zacatecas State, Mexico. This new discovery was a result of ongoing regional exploration activities by Canplats.

The Camino Rojo property consists of two claims covering approximately 100,000 hectares (~385 square miles) that are located about 50 kilometers southeast of Goldcorp Inc.’s Peñasquito mine in the northeast corner of the State of Zacatecas. Canplats’ wholly-owned claims are underlain by sub-horizontal, calcareous siltstones and sandstones of the Caracol Formation. Although most of the claims are covered by overburden, several small volcanic centers are located along a structural lineament 8 to 10 kilometers southeast of the Represa Zone.

The Represa Zone was defined by a backhoe test-pitting program that included pits dug at 50-meter intervals along a 700 meter-long, east-west oriented base line and three north-south survey lines ranging from 400 meters to 650 meters in length. The pits were between 1.5 meters and 3.0+ meters deep. Generally, two or more representative samples were collected from bedrock in each pit. Values for individual samples ranged up to 6.18 grams of gold per tonne, 1.24% zinc and 1.46% lead.

Based on a cut-off grade of 0.20 grams of gold per tonne, pit sampling defined an area measuring 300 meters by 500 meters with the following average assay values*:

Gold:                 0.65 grams/tonne
Silver:               10.7 grams/tonne
Zinc:                 0.21%
Lead:                0.26%
* Based on an arithmetic average of pit samples collected within the zone.

Within this zone is a higher grade core measuring 175 meters by 275 meters with the following average assay values*:

                        Gold:                  1.00 gram/tonne
Silver:                11.3 grams/tonne
Zinc:                  0.18%
Lead:                 0.34%
* Based on an arithmetic average of pit samples collected within the zone.

The Represa Zone’s mineralization is at surface and was discovered in a small quarry dug for road aggregate. The mineralization is hosted in weak to moderately brecciated siltstones and sandstones which have been flooded with hematite, manganese and isolated fine quartz veinlets. The area is generally covered with overburden ranging from 0.25 meters to in excess of three meters in thickness. The Represa Zone is open to the east and west where test pitting could not reach bedrock.

Additional test pitting is now underway along with a ground geophysical program consisting of 20 line-kilometers of induced polarization (IP) survey work and over 50 line-kilometers of ground magnetic surveys. Results from this work will be used as the basis for an initial reverse circulation drill program.

All work is being supervised by Ken McNaughton, vice-president, exploration, and a qualified person as defined by Canada’s National Instrument 43-101.

For further information, contact:

Corporate Information
Canplats Resources Corporation
R.E. Gordon Davis
Chairman, President and C.E.O.
Direct: (604) 484-8220

Paul LaFontaine
Director, Investor Relations
Direct: (604) 484-8212
NA Toll-Free: (866) 338-0047
info@canplats.com
http://www.canplats.com

Investor Inquiries G2 Consultants Corporation NA Toll-Free: (866) 742-9990 Tel: (604) 742-9990 Fax: (604) 742-9991 canplats@g2consultants.com

* All assays were submitted for preparation by ALS Chemex at its facilities in Chihuahua, Mexico and analysis in Vancouver, B.C.  Trace element analysis was completed using three acid digestion with ICP finish.  Gold analysis was completed using fire assay with an atomic absorption finish.  Samples containing over 10 grams of gold per tonne were re-assayed using standard fire assay with gravimetric techniques.

To receive Canplats’ news releases by e-mail, contact Paul LaFontaine, director, investor relations, at info@canplats.com or (866) 338-0047.  The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.  Some of the statements contained in the company’s news releases may be forward-looking statements such as the company’s future plans, objectives and goals. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements.  The risks and uncertainties include general and economic conditions as well as those described in Canplats’ SEC Form 20F as amended.